Exhibit 99.4

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RIT TECHNOLOGIES STRENGTHENS ITS CAPITAL STRUCTURE
THROUGH DEBT-TO-EQUITY CONVERSION TRANSACTION
– Stins Coman, RiT’s Controlling Shareholder, to Convert $4.2M of
the Outstanding Loan Amount  to Ordinary Shares –

Tel Aviv, Israel, July 2, 2012 – RiT Technologies (NASDAQ: RITT) today announced that it  has signed a private Share Purchase Agreement with STINS COMAN Inc., (“STINS COMAN”), its principal shareholder, under which it will convert an outstanding loan in the amount of approximately $4.2 million into 1,146,114 of the Company’s ordinary shares at an average price of $3.68 per share.

This transaction is an addition to the previous conversions completed in May 2010, September 2010, March 2011, June 2011 and December 2011, and is being executed under the terms stipulated in the Loan Agreement between RiT and STINS COMAN dated June 11, 2009. The completion of this transaction is subject to customary conditions, and the issuance of shares is expected to take place on July 17, 2012. Upon completion, STINS COMAN’s holding will rise from approximately 78% to approximately 82% of the Company’s voting power.

Commenting on the news, Dr. Vadim Leiderman, RiT’s President and CEO, said, “STINS COMAN has been the driving force behind RiT’s strategic realignment, shifting our focus to leverage the phenomenal growth of the data center market. We are grateful for their continued demonstration of confidence as we launch our comprehensive multi-year strategic plan with confidence and excitement regarding our long term prospects.”

About RiT Technologies
RiT is a leading provider of comprehensive management solutions for today’s mission-critical data centers and communication rooms. Through the deployment of RiT’s integrated DCIM (data center infrastructure management), IIM (intelligent infrastructure management), SMART Cabling™ and EPV™ real-time infrastructure management solutions, companies enhance both CAPEX and OPEX, increase their efficiency and improve their automated processes. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world. RiT’s shares are traded on the Nasdaq exchange under the symbol RITT. www.rittech.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Eli Gendler, CFO
+972-77-270-7210
eli.gendler@rittech.com